UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

American Strategic Investment Co.
(Name of Subject Company (Issuer))

Bellevue Capital Partners, LLC
(Name of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

649439304
(CUSIP Number of Class of Securities)

Nicholas S. Schorsch Managing Member Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 (212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission on May 7, 2024, as amended on May 16, 2024 (“Amendment No. 1”), as further amended on May 23, 2024 (“Amendment No. 2”), as further amended on June 26, 2024 (“Amendment No. 3”) and as further amended on June 28, 2024 (“Amendment No. 4”), relating to the offer (the “Offer”) by Bellevue Capital Partners, LLC (“Bellevue”, “we”, “us” or “our”) to purchase for cash up to 125,000 shares (the “shares”) of Class A common stock, par value $0.01 per share (the “common stock”), of American Strategic Investment Co. (the “Company”), the subject company, at a purchase price equal to $11.00 per share (the “Purchase Price”), in cash, less any applicable withholding taxes and without interest.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Original Offer to Purchase”) dated May 7, 2024, as amended and supplemented by the Supplement to Offer to Purchase, dated May 16, 2024 (the “First Supplement”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated May 23, 2024 (the “Second Supplement”), as further amended and supplemented by the Third Supplement to Offer to Purchase, dated June 26, 2024 and as further amended and supplemented by the Fourth Supplement to Offer to Purchase, dated June 28, 2024 (the “Fourth Supplement” and, together with the Original Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement, the “Offer to Purchase”).

The purpose of this Amendment No. 5 is to file as an exhibit to the Schedule TO a press release issued by the Company on July 16, 2024 announcing the final results of the Offer.

This Amendment No. 5 is being filed in accordance with Rule 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 5 should be read in conjunction with the Schedule TO and the other documents that constitute part of the Offer, as amended or supplemented. Every item in the Schedule TO is automatically updated, to the extent such item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On July 16, 2024, Bellevue issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, July 15, 2024. A copy of the press release is filed as Exhibit (a)(4) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)**	Fourth Supplement to Offer to Purchase, dated June 28, 2024.

(a)(2)**	Amended Letter of Transmittal.

(a)(3)**	Summary Advertisement.

(a)(4)*	Press Release issued by Bellevue dated July 16, 2024.

(b) – (h)	Not applicable.

107**	Filing Fee Table.

*	Filed herewith.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2024

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Nicholas S. Schorsch
	Name:	Nicholas S. Schorsch
	Title:	Managing Member